File: 082-04144

April 24th, 2002

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ [Erciyas] Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the minutes of the ordinary General Assembly Meeting of shareholders of Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dw 5/2

MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING OF SHAREHOLDERS OF MESSRS. ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ

HELD ON THURSDAY, 11 APRIL 2002, 0300 PM

The Meeting was held at "Esentepe Mah. Anadolu Cad. No: 3 Kartal/ISTANBUL" on the date and at the time shown above, which meeting was attended by Mr. Fevzi ÜLKER, the Representative of the Ministry of Industry and Trade, duly appointed under letter no. 24150 dated 10 April 2002 of the Istanbul Province Directorate of Industry and Trade.

It was confirmed that the date, time, place and agenda of the meeting was announced on issue no. 5513 of 26 March 2002 of the Turkish Trade Registry Journal, and on page 14 of the issue dated 26 March 2002 of the Milliyet Newspaper published nationwide, as well as page 3 of issue 26 March 2002 of the Ulus Newspaper published at Istanbul.

It was ascertained according to the List of Attendance that a total number of shares of 28,783,813,632 were present at the meeting, of which 27,549,592,655 in principal, and 1,234,220,977 by proxy, from the total number of shares of the company which is 50,167,474,786

(fifty thousand one hundred and sixty-seven million four hundred and seventy-four thousand seven hundred and eighty-six) shares constituting the share capital of the Company of TL 50,167,474,786,000 (fifty million one hundred and sixty-seven thousand four hundred and seventy-four million seven hundred and eighty-six thousand Turkish pounds); whereupon the quorum for meeting was reached.

The Representative of the Ministry of Industry and Trade pronounced the meeting to be admissible. The deliberation of the agenda items was started.

1. Mr. ALİ ŞANAL was proposed as the candidate for the Chairman of the Meeting, Messrs. M. HURŞİT ZORLU and VOLKAN HARMANDAR for the Collectors of Votes, and Ms. MİNE ÇEVİK for the Secretary. The proposal was voted and unanimously adopted.

   It was proposed and unanimously approved that the minutes and documents of the meeting were signed by the Chairman's Board on behalf of the General Meeting.

2. The Activity Report of the Board of Directors, Auditors' Report, ~~and the~~ Report of the Independent

Merter Tercüme, İlan, Reklam ve Büro Hiz. Ltd. Şti. Merkez Tel/Fax: 555 46 81 642 70 06 Şube 16 00

Ayku Ensari

Auditors from outside the Company for the calendar year of 2001 were read out. Nobody asked for permission to talk.

The Balance Sheet of year 2001 as of 31 December 2001, and the Income and Loss Account for the period of 01 January 2001 to 31 December 2001 were read out; deliberated, clarified, and unanimously approved.

3. The release of each of the Directors for their activities during the calendar year of 2001 was individually voted. The meeting resolved to release each of the Directors from their duties unanimously by the remaining shareholders attending the meeting (provided that no individual Director participates in the voting concerning himself). Release of the Auditors for their activities during the year of 2001 were proposed for voting, and unanimously approved.

4. It was proposed that (13) directors be elected in place of those whose term was over. Mr. KAMİL YAZICI, Mr. İZZET ÖZİLHAN, Mr. TUNÇAY ÖZİLHAN, Mr. SÜLEYMAN VEHBİ YAZICI, Mr. İBRAHİM YAZICI, Ms. TÜLAY

AKSOY, Ms. GÜLTEN YAZICI, Ms. HÜLYA ELMALIOĞLU, Mr. NAİL ÖZKARDEŞ, Mr. AHMET MUHTAR KENT (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ZÜLFÜ TİGREL (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. METİN TOKPINAR (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ŞANAL (on behalf of Anadolu Endüstri Holding A.Ş.) were proposed as the candidates. The proposal was voted. It was adopted that the candidates be elected as the Directors for a term of one year.

It was unanimously resolved that the Directors be paid no remuneration for this term.

5. It was proposed that Messrs. MUSTAFA UYSAL, ALİ BAKİ USTA, and SAADETTİN İDEL be elected as the Auditors for a term of (1) year in place of those Auditors whose term was over. The proposal was voted, and unanimously approved. It was also proposed, voted, and unanimously approved that the Auditors be paid TL 1,500,000,000 annually.

6. A proposal was made that the Directors be authorised in accordance with Sections 334 and 335 of the Turkish Commercial Code. It was resolved that the

Directors be authorised in accordance with Sections 334 and 335 of the Turkish Commercial Code, by a majority of the attendance, against reluctant votes for the following shares: 15,226,000 for Brown Brothers Hamman Co./President and Fellows Os Harv., 39,679,000 for Chase Nominees Ltd./GM EMERG MKT. MGT., 33,299.000 for Boston Safe Deposit/The Emerging Market Country Series Fund, 41,927,000 for Boston Safe Deposit/ Emerging Market Investors Fund, 35,738,000 for Boston Safe Deposit/Kodak Retirement Income Plan Trust, 30,185,000 for Boston Safe Deposit/Pension Reserves Inv. Man. Tr.

As the Agenda contained no further issue to be deliberated, the meeting was closed.

signed:
FEVZİ ÜLKER,
REPRESENTATIVE OF THE
MINISTRY OF INDUSTRY AND TRADE

signed:
ALİ ŞANAL

signed:
M.HURŞİT ZORLU &
VOLKAN HARMANDAR,
VOTE COLLECTORS

signed:
MİNE ÇEVİK

İşbu çevirinin ...Türkçe... aslına uygun olarak tarafımdan ...İngilizce... çevrilmek suretiyle yapıldığını onaylarım.
Andlı Çevirmen

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ'NİN 11.04.2002, PERŞEMBE GÜNÜ, SAAT 15.00'DA YAPILAN ORTAKLAR YILLIK OLAĞAN GENEL KURUL TOPLANTISI TUTANAĞI

İstanbul İl Sanayi ve Ticaret Müdürlüğü'nün 10 / 04 / 2002 tarih 24150 sayılı yazılarıyla görevlendirilen Bakanlık Komiseri Fevzi ÜLKER'in iştiraki ile yukarıda belirtilen gün ve saatte "Esentepe Mah., Anadolu Cad., No:3 Kartal / İSTANBUL" adresinde toplanıldı.

Toplantı gün, saat, yer ve gündemin Türkiye Ticaret Sicili Gazetesinin 26/03/2002 tarihli ve 5513 sayılı nüshası ile Türkiye genelinde yayınlanan Milliyet gazetesinin 26/03/2002 tarih ve 14 sayfasında ve İstanbul genelinde yayınlanan Ulus gazetesinin 26/03/2002 tarih ve 3 sayfasında ilan edilmiş olduğu görüldü.

Hazirun Cetveli'ne göre, Şirketin 50.167.474.786.000.- TL. (Elli trilyonyüzaltmışyedimilyardörtyüzyetmişdörtmilyonyediyüzseksenaltıbinTL.) sermayesini teşkil eden 50.167.474.786 (Ellimilyaryüzaltmışyedimilyondörtyüzyetmişdörtbinyediyüzseksenaltı) paydan: 27.549.592.655 payın asaleten, 1.234.220.977 payın vekaleten olmak üzere toplam 28.783.813.632 payın hazır bulunduğu ve bu suretle toplantı nisabının mevcut olduğu anlaşıldı.

Sanayi ve Ticaret Bakanlığı Komiseri toplantının yapılabileceğini bildirdi. Gündemin müzakeresine geçildi.

1. Toplantı Başkanlık Divanı için Divan Başkanlığı'na ALİ ŞANAL, Oy Toplama Memurluğu'na M.HURŞİT ZORLU, VOLKAN HARMANDAR ve Katipliğe MİNE ÇEVİK aday gösterildi. Oya kondu ve oybirliği ile kabul edildi.

   Toplantı tutanaklarının ve evrakının Genel Kurul adına Başkanlık Divanı'nca imzalanması önerildi, oybirliği ile kabul edildi.

2. 2001 Takvim yılı Yönetim Kurulu Faaliyet Raporu, Denetim Kurulu Raporu ve Bağımsız Dış Denetim Raporu okundu. Söz isteyen olmadı.

   2001 takvim yılına ait 31.12.2001 tarihli Bilanço ve 01.01.2001 – 31.12.2001 dönemi Gelir Tablosu okundu. Görüşüldü, açıklamalar yapıldı ve oybirliği ile onanmasına karar verildi.

3. 2001 Takvim yılı faaliyetlerinden dolayı Yönetim Kurulu Üyeleri'nin ibraları teker teker oya kondu. Her Yönetim Kurulu Üyesi kendi ibra oyuna iştirak etmemek suretiyle diğer hazır bulunan pay sahiplerinin oybirliği ile ibralarına karar verildi. Denetim Kurulu Üyeleri'nin 2001 Yılı faaliyetlerinden dolayı ibraları oya kondu. Oybirliği ile kabul edildi.

4. Süresi biten Yönetim Kurul Üyelerinin yerine (13) adet üye seçilmesi önerildi. Yönetim Kurulu Üyeliklerine KAMİL YAZICI, İZZET ÖZİLHAN, TUNÇAY ÖZİLHAN, SÜLEYMAN VEHBİ YAZICI, İBRAHİM YAZICI, TÜLAY AKSOY, GÜLTEN YAZICI, HÜLYA ELMALIOĞLU, NAİL ÖZKARDEŞ, AHMET MUHTAR KENT (Anadolu Endüstri Holding A.Ş.'ni temsilen), ALİ ZÜLFÜ TİGREL (Anadolu Endüstri Holding A.Ş.'ni temsilen), METİN TOKPINAR (Anadolu Endüstri Holding A.Ş.'ni temsilen), ALİ ŞANAL (Anadolu Endüstri Holding A.Ş.'ni temsilen), aday gösterildi. Oya kondu. Gösterilen adayların bir yıl süre ile görev yapmak üzere Yönetim Kurulu üyeliklerine seçilmesi kabul edildi.

   Yönetim Kurulu Üyelerine bu dönem için ücret verilmemesine oybirliği ile karar verildi.

5. Süresi biten Denetim Kurulu Üyeliklerine (1) yıl süre ile MUSTAFA UYSAL, ALİ BAKİ USTA ve SAADETTİN İDEL'in seçilmesi teklif edildi. Teklif oya konuldu. Oybirliğiyle kabul edildi. Denetçilere yıllık olarak 1.500.000.000.- TL. ücret ödenmesi önerildi. Oya konuldu, oybirliğiyle kabul edildi.

6. Türk Ticaret Kanunu'nu 334. 335. maddeleri gereğince Yönetim Kurulu Üyelerine izin verilmesi oya kondu. Brown BrothersHarrıman Co. / President and Fellows Os Harv. 15.226.000 adet, Chase Nominees Ltd./GM EMERG MKT MGT 39.679.000 adet, Boston Safe Deposit / The Emerging Market Country Series Fund. 33.299.000 adet, Boston Safe Deposit / Emerging Market Investtors Fund. 41.927.000 adet, Boston Safe Deposit / Kodak Retırement Income Plan Trust 35.738.000 adet, Boston Safe Deposit / Pansion Reserves Inv. Man. Tr. 30.185.000 adet olmak üzere toplam 196.054.000 adet hisse için ~~çekimser~~ oya karşılık Yönetim Kurulu Üyelerine T.T.K.'nun 334. Ve 335'nci maddelerine göre izin verilmesine mevcudun oyçokluğu ile karar verildi.

Gündemde başka görüşülecek husus kalmadığından toplantıya son verildi.

SANAYİ VE TİCARET BAKANLIĞI KOMİSERİ
FEVZİ ÜLKER

DİVAN BAŞKANI
ALİ ŞANAL

OY TOPLAMA MEMURU
M.HURŞİT ZORLU – VOLKAN HARMANDAR

KATİP
MİNE ÇEVİK